November 2, 2022

Securities and Exchange Commiss io n
I 00 F Street, N.E.
Washington, D.C. 20549

        Re: Freedom Acq uisitio n I Corp.

To whom it may concern:

        Reference is made to the Form 8- K (the   '8-K") of Freedom Acq uis
ition I Corp., a special
purpose acq uisition company (the "Issue r"), fil ed on October 3, 2022, w ith respect to its entry into a business combinatio n agreement with Complete Solar Ho lding Corporation ("Complete Solar") and T he Solari a Corpo ration ("Solaria" and, together w ith Complete Solar, the "Target"), on
Octo ber 3, 2022, to effect a business combination between the Issuer and the Target (the
"Transaction"). As of the date hereof, no registratio n statement or proxy statement w ith respect to the T ransactio n has been fil ed.

         This lette r is to advise you that, effective as of November 2, 2022, our fi rm has resigned from , o r ceased o r refused to act in, every capacity and re lationship w ith respect to the Transaction.

        T herefore, we hereby adv ise yo u, and have advised the Issuer, pursuant to Sectio n I I (b )(I) of the Securities Act of 1933, as amended (the "Securities Act''), that none of
o ur firm, any person
who contro ls it (within the meaning of either Section 15 of the Securities Act or Section 20 of the
Securities Exchange Act o f 1934, as amended) o r any of its affi liates (within the mean ing of Ru le
405 under the Securi ties Act) wi l I be responsible for any part o f any registration statement o r proxy statement that may be filed in connection with the Transaction. This notice is not intended to constitute an acknowledgment or ad mission that we have been o r are an underwriter (within the meaning of Section 2(a)( 11 ) of the Securities Act or the rules and regulations promulgated thereunder) w ith respect to the Transaction.



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                                               Confidential
       Sincerely,

      Deutsche Bank Securities Inc.


      By: -1--,,;_~- ----\I---====~

           Ti,:~ Ma. I A ~P1 rda-i

      B
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           Title:   1>irtc..fu,




Confidential